QUEST RESOURCE CORPORATION
EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Six Months Ended	Six Months Ended
	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)

EARNINGS:
Income (loss) before income taxes	$2,937,000	$(3,005,000)
Add:
Interest expense (a)	8,912,000	11,110,000
Loan cost amortization	547,000	436,000
Income as adjusted	$12,396,000	$8,541,000

FIXED CHARGES:
Interest expense	8,912,000	11,110,000
Add:
Loan cost amortization	547,000	436,000
Fixed Charges	$9,459,000	$11,546,000

Preferred Stock Dividends
Preferred Dividend Requirements	$—	$5,000
Ratio of income before provision for taxes to net income	—	1.0
Subtotal-Preferred Dividends	$—	$5,000
Combined Fixed Charges and Preferred Dividends	—	$11,551,000
Ratio of Earnings to Fixed Charges	—	0.74
Insufficient coverage	$—	$3,005,000
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.31	0.74
Insufficient coverage	—	$3,010,000

(a) Excludes the effect on unrealized gains or losses on interest rate derivatives.